BIOSTEM, INC.
                       200 HANNOVER PARK ROAD, SUITE 120,
                                ATLANTA, GA 30350
                            TELEPHONE: (770) 650-1733

                                 April 24, 2006

Ms. Yolanda Crittendon                             VIA EDGAR
Staff Accountant                                   ---------
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (202) 551-3472

RE:  BioStem,  Inc.,  formerly  National  Parking  Systems,  Inc.
     Form  10-KSB  for  the  year  ended  December  31,  2004
     Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 and September 30, 2005
     File  No.  000-49933

Dear  Ms.  Crittendon:

     In response to your letter dated January 18, 2006, BioStem, Inc., formerly National Parking Systems, Inc. (the "Company") has the following responses:

Form 10-KSB
-----------

Item 7-Financial statements
---------------------------

Consolidated Statements of Stockholders' Deficit, page F-5
----------------------------------------------------------

1. The Company has revised its Statements of Stockholders' Deficit in its amended filing as you have requested.

Note  A-Summary  of  Significant  Accounting  Policies,  pages  F-6-F-8
-----------------------------------------------------------------------

Reverse  Merger,  page  F-6  -  F-8
-----------------------------------

2. The Company has revised Note D to reflect that the Company's Chief Executive Officer was the majority owner of both companies acquired in its amended 10-KSB filing as requested.

Note  C-  Covenant-Not-To-Compete,  page  F-9
---------------------------------------------

3. The notes to the Company's financial statements have been revised to include the language provided below under the Reverse Merger as referenced above in Item 2:

     "On November 4, 2004 and prior to the reverse merger, Mr. Marc Ebersole, the Chief Executive Officer of National Parking Systems, Inc. formed two corporations: (1) BH Holding, Inc. (BH) and (2) ABS Holding Company, Inc. (ABS). Each company had 500 common shares outstanding and 1,000 shares of preferred stock.

     On November 4, 2004, BH acquired J&K Parking, Inc. d/b/a B&H Parking. Ebersole, who owned 50% of B&H Parking, merged his interest in BH for a $30,000 promissory note for assets and a three year covenant not to compete. Since the company had no other assets, the value was placed on the covenant not to compete. BH acquired the other 50% from Ebersole's partner for $200,000. Of this amount, $175,000 was loaned under the Senior Secured Convertible Debenture and the Company issued an additional $25,000 promissory note to Ebersole's partner. No value was placed on the customer lists, the only other asset since the contracts were not binding on either party and were considered month to month.

     On November 4, 2004, ABS acquired the assets of Blue Sky Parking, Inc. for $200,000. Blue Sky was primarily in the "Booting Business". A value of $25,000 was placed on the booting equipment which was deemed to be the fair market value at date of acquisition. A payment of $100,000 was made from borrowings under the Senior Secured Convertible Promissory Note and ABS issued a $100,000 promissory note to the former owners. The purchase price of $200,000 contained a non-compete agreement. Blue Sky had two informal booting contracts and one was cancelled prior to acquisition. The other agreement was on a month to month basis.

     The share exchange agreement exchanges all of the outstanding common and preferred stock of BH and ABS for 32,600,000 shares of National Parking Systems', Inc. common stock. The share exchange agreement contained a non-compete agreement. Additionally, all outstanding preferred stock was exchanged for 7,750,000 shares of National Parking Systems', Inc. common stock and a Junior Convertible Debenture in the amount of $86,750. These share exchange agreements contained not-to compete agreements with the former owners of the acquired business."

4. Instead of stating that the common stock was "tied to a non-compete agreement," as was stated in our previously proposed language, we have revised this section to state that "These share exchange agreements contained not-to compete agreements with the former owners of the acquired business."

Form  10-QSB  for  the  quarter  ending  September  30,  2005
-------------------------------------------------------------

Item  1  -  Financial  Statements
---------------------------------

Consolidated  Statement  of  Operations
---------------------------------------

5. Moving forward, we will classify stock based compensation within the relevant categories on the face of the income statement and not separately.

Note  D  -  Stockholders'  Equity
---------------------------------

6. The shares to which you refer were issued to consultants for consulting services rendered relating to mergers and obtaining capital. The Company determined the fair market value of the stock when the commitment was completed based on the current market value of the common stock less a discount factor for illiquidity.




                         Yours  Very  Truly,

                         /s/  Marc  Ebersole
                         -------------------------------------
                         Marc  Ebersole,
                         Chief Executive Officer and President